SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated December 17, 2025 “NOTIFICATION OF STRIKE ACTION AT DRDGOLD’S ERGO OPERATIONS”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: December 17, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

NOTIFICATION OF STRIKE ACTION AT DRDGOLD’S ERGO OPERATIONS

Introduction
DRDGOLD shareholders (“Shareholders”) are hereby advised that the Company has received 48 hours’ notice from the National Union of Mineworkers (“NUM”) and the Association of Mineworkers and Construction Union (“AMCU”) advising that their members intend to embark on protected strike action from Thursday, 18 December 2025 (“Notice”) at the Company’s Ergo Mining (Proprietary) Limited (“ERGO”) operations.

The Notice follows the finalisation of picketing rules under the auspices of the Commission for Conciliation, Mediation and Arbitration (“CCMA”) on 3 December 2025.

Background to wage negotiations
Since the commencement of wage negotiations in July 2025, ERGO and organised labour, comprising AMCU, the NUM and the United Association of South Africa (“UASA”) (together, the “Unions”) have successfully resolved 23 of the 25 demands tabled collectively by the Unions at the outset of the process. The two remaining issues relate to wages and profit share.

UASA accepted and signed the wage agreement on behalf of its members on Friday, 12 December 2025. The current dispute and any subsequent strike action therefore only relates to members of AMCU and the NUM.

The NUM and AMCU have maintained a demand for a double-digit wage increase of 12% across the board and additional profit-related benefits. These demands represent more than three times the current inflation rate, with the Consumer Price Index (“CPI”) at 3.6%, and are significantly above agreements recently concluded across the gold mining sector (“Sector Agreements”).

ERGO's offer
ERGO has tabled a strong, sustainable and competitive offer that includes:
•guaranteed annual wage increases of between 6% and 7.5% for each of the next five years, placing the offer above CPI and aligned with, or higher than, recent Sector Agreements;

•the continuation of one of the longest standing and generous profit-share schemes in South African mining, with 15% of payroll distributed to employees when performance milestones are achieved;

•a new and additional 2% performance-based incentive, offering employees additional earning potential linked to production, safety and attendance; and

•improvements to the Living Out Allowance and increases to the interest-free housing support scheme.

This offer provides real, multi-year financial benefit to employees while allowing the Company to continue reinvesting in long-term projects to extend the operational life of ERGO, which is essential to safeguarding jobs.

Picketing rules and contingency measures
Any industrial action that may follow the Notice will be governed by the strict picketing rules agreed under the auspices of the CCMA. These rules are in place to ensure safety, prevent intimidation and maintain orderly conduct at and near operational sites. ERGO expects all parties to honour and uphold these rules.

The Company has contingency measures in place to maintain production continuity and protect the safety of employees and Company assets. ERGO anticipates daily throughput rates of approximately 40 000 tons per day, as opposed to planned 54 000 tons per day, assuming no criminal disruption or intimidation were to occur. No impact is expected on the Far West Gold Recoveries Proprietary Limited operations.

Path forward
ERGO remains open to further engagement and continues to encourage a resolution that avoids unnecessary financial harm to employees and limits operational disruption.

Shareholders will be advised of any material developments.

For any queries contact:
Memory Johnstone
Memory@thirdactconsultants.com
+27 82 719 3081

James Duncan
james@jmdwrite.com
+27 79 336 4010

Johannesburg
December 17, 2025

Sponsor
One Capital